PRINTWARE, INC.
1270 Eagan Industrial Road
St. Paul, MN 55121

May 15, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of
1934, we are transmitting herewith the attached Form 12b-25.

Sincerely,

PRINTWARE, INC.

/s/ MARK G. EISENSCHENK

___________________________________________
Mark G. Eisenschenk, Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q

Commission file Number 000-20729
CUSIP Number 742580-10-3

PART I - REGISTRANT INFORMATION

PRINTWARE, INC.
(Full name of registrant)

1270 Eagan Industrial Road, St. Paul, MN 55121
(Address of Principal Executive Office)

Minnesota 41-1522267
(State or other jurisdiction of (I.R.S. Employer
incorporation or organization) Identification No.)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

PART III - NARRATIVE
Printware, Inc. (the "Company") is filing an extension, under S.E.C. Rule 12-
b-25 to file its quarterly report on Form 10-QSB, of five calendar days in order to analyze and determine the appropriate tax and accounting treatment associated with the Company's pending sale and/or distribution of its investments. The Company and its advisors were not able to complete the above referenced analysis and determination by the scheduled March 15, 2002 due date without incurring unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Mark G. Eisenschenk (651) 456-1403

(2) Have all other periodic reports required under Section12 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period that the registration was required to file such report(s) been filed?
[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

PRINTWARE, INC.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this form to be signed on its behalf by the undersigned thereunto duly authorized.

PRINTWARE, INC.
Registrant

Date: May 15, 2002
/s/ MARK G. EISENSCHENK

________________________
Mark G. Eisenschenk
CHIEF FINANCIAL OFFICER